Concordia International Corp. Announces Release Date for Fourth Quarter and Year-End 2017 Results

OAKVILLE, ON, February 21, 2018 – Concordia International Corp. (“Concordia” or the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced it intends to issue its fourth quarter and year-end 2017 financial results via press release before market open on Thursday, March 8, 2018.

The Company will subsequently hold a conference call that same day, Thursday, March 8, 2018, at 8:30 a.m. ET hosted by Mr. Allan Oberman, Chief Executive Officer, and other senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Thursday, March 8, 2018
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	9289998

This call is being webcast and can be accessed by going to:

http://event.on24.com/r.htm?e=1602683&s=1&k=4B1F2F5D6D72A7BEA92E8C9BB0354437

An archived replay of the webcast will be available by clicking the link above.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This news release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the release date of Concordia's financial results and Concordia’s focus on becoming a leader in European specialty, off-patent medicines. The forward‐looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with Concordia's securities, increased indebtedness and leverage, Concordia's growth, risks associated with the use of Concordia's products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with a delay in releasing Concordia's financial statements (which could result in a default under Concordia's debt agreements and a violation of applicable laws), Concordia’s inability to execute and implement its growth strategy, Concordia’s inability to become a leader in European specialty, off patent medicines, Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross‐border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com